Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended March 31,	For the twelve months ended December 31,
	2011	2010	2009	2008	2007	2006
	(Dollars in thousands)
Income before income taxes	$496,784	$1,749,562	$1,601,760	$992,848	$1,289,300	$762,085
Fixed charges	44,197	156,795	159,485	127,917	109,266	98,045

Total earnings	$540,981	$1,906,357	$1,761,245	$1,120,765	$1,398,566	$860,130

Interest charged to expense	$27,228	$105,060	$105,843	$80,289	$68,878	$63,141
One-third of rent expense	16,969	51,735	53,642	47,628	40,388	34,904

Total fixed charges	$44,197	$156,795	$159,485	$127,917	$109,266	$98,045

Ratio of earnings to fixed charges (1)(2)	12.2x	12.2x	11.0x	8.8x	12.8x	8.8x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.